Exhibit 4.11

Acambis plc
Peterhouse Technology Park 100 Fulbourn Road
Cambridge CB1 9PT UK www.acambis.com
T +44 (0)1223 275 300 F +44 (0)1223 416 300

Victor Schmitt
c/o Baxter International, Inc.
One Baxter Parkway
Deerfield
IL 60015-4633
U.S.A.

4 December 2000

Dear Mr Schmitt

On behalf of the Board of Acambis plc (the “Company”) and in accordance with clause 6.1 of the subscription agreement between the Company and Baxter International Inc. dated 19 September 2000 a copy of which is attached to this letter (the “Subscription Agreement”), I am pleased to confirm your appointment as a non-executive director of the Company. This letter sets out the terms and conditions of your appointment. Terms undefined in this letter shall bear their meanings as defined in the Subscription Agreement.

1	It is agreed that you will be appointed as a non-executive director of the Company with effect from the date of this letter. Formal approval by the Board of the Company of your appointment was given on 4 December 2000. The appointment and any subsequent reappointment as a director are subject at all times to both these approvals, as well as being subject to the Company’s Articles of Association (the “Articles”). The Company will use reasonable endeavours to seek your reappointment in accordance with the Articles at the next Annual General Meeting and when proposed for re-election by rotation or otherwise. If, on your retirement by rotation as a director of the Company in accordance with the requirements of the Articles, you are not re-elected as a director of the Company for any reason, then in such circumstances your appointment shall terminate automatically with immediate effect (for the avoidance of doubt, without any period of notice) and the only fees to which you shall be entitled in respect of these arrangements shall be out of pocket expenses reasonably and properly incurred up to that time.

2	The Company acknowledges that you are being appointed as a non-executive director of the Company to represent the interests of Baxter Group and that you may communicate to senior employees in the Baxter Group the information which you properly obtain in your capacity as a non-executive director of the Company provided always that such information is kept confidential by Baxter and such senior employees.

3	Your responsibilities as a director will include:

3.1	membership of the Board and attendance at all meetings of the Board and all general meetings of the Company unless reasonably prevented from attending. Board meetings are normally held every two months but meetings may be more frequent at times. You will be expected to consider Board papers in advance of each meeting so as to play a full part in the work of the Board;

3.2	bringing independent judgment to bear on issues of strategy, performance, resources and standards of conduct;

3.3	sharing responsibility with the other directors for the effective control of the Company (and its subsidiaries from time to time), and with the other non-executive directors for the superintendence of the executive directors including ensuring that practices and standards of conduct at the Company are in keeping with the requirements of the Combined Code (as annexed to the United Kingdom Listing Authority Listing Rules), the Turnbull Report and the BIA Code of Best Practice; and

3.4	discharging the other duties and responsibilities of a director with care and skill.

4	In addition to the requirements set out in paragraph 2, you may be requested to serve on committees of the board, for example the Remuneration Committee and the Audit Committee. You will be given details in advance of meetings of these committees. Copies of the terms of reference of the Remuneration Committee and of the Audit Committee and a schedule of matters specifically reserved to the board will be provided to you by the company secretary.

5	Whilst you are a director you should remain independent of the management of the Company and free from any business or other relationship which could materially interfere with the exercise of your independent judgment. You must, of course, declare your interests in shares and in the transactions of the Company as required by law and by the articles of association, and refrain from voting as a director when required to do so by the articles.

6	Whilst you are a director of the Company you will not without the consent of the Board (such consent not to be unreasonably withheld) be directly or indirectly interested including as director, employee, consultant or in any other capacity, in a business directly competitive with any material part of the business of the Company (and its subsidiaries from time to time). For the avoidance of doubt it is agreed that the business of Baxter and any Baxter group companies (the “Baxter Group”) of which you are currently an officer and employee and which you have disclosed to us do not compete with the business of the Company for the purposes of this clause. As a non-executive director you owe fiduciary duties to the Company and if your employment with Baxter leads to a conflict of interest in any matter, you shall abstain from voting on such matter.

7	You will not be entitled to any remuneration in connection with this appointment. You will be entitled to reimbursement of any costs and expenses incurred in attending to your duties hereunder which are approved in advance by a director of the Company.

8	Office as a non-executive director is not pensionable and you shall not be entitled to any bonus, share option or any other fringe benefits of the Company.

9	The Company will use its reasonable endeavours at its cost to obtain appropriate directors’ and officers’ liability insurance for your benefit and to maintain the cover in force for so long as you are a non-executive director on terms that the cover applies after you cease to be a non-executive director. You acknowledge that this insurance may not cover claims in which you are directly or indirectly interested in the claimant.

10	You will not at any time make use, for your own benefit or for that of any party other than the Company, of information which is divulged to you as a director and which is described by the Company or the party divulging it at the time of its disclosure to you as being of a confidential nature and/or which by reason of its nature or the circumstances or manner in which it comes to your knowledge is apparently of such a nature (“Confidential Information”), or disclose such Confidential Information to any other person firm or company, other than with the authority of the Company, provided always that information shall not be or shall cease to be Confidential Information if and to the extent that it comes to be in the public domain other than as a result of your act or default. For the avoidance of doubt any Confidential Information which is obtained by you as a result of your appointment as a non-executive director or otherwise shall not, unless and until it ceases to be confidential (other than as a result of this or any other obligation of confidentiality being breached) be:

(i)	disclosed to any person except to relevant directors, officers or employees of the Baxter Group for the purposes of Baxter managing or monitoring its investment in the Company; or

(ii)	used by you or any member of the Baxter Group other than for the purpose of Baxter managing or monitoring its investment in the Company.

11	You must communicate to the board any conflict of interest arising out of your position as a non-executive director arising from your employment with Baxter.

12	In accordance with current best practice, you will be entitled after consultation with the board and jointly with any other non-executive director(s) whose interests are the same as yours, to obtain at the Company’s expense such external legal advice as is reasonably necessary to enable you to carry out the duties of your office.

13	You must comply with the United Kingdom Listing Authority’s Model Code for securities transactions by directors of listed companies and with any code of conduct relating to securities transactions by directors and specified employees issued to you by the Company from time to time.

14	Although during the currency of this agreement you will hold the title of non-executive Director, it is agreed that save with the express consent of the Board or as required for the proper provision of your services, you shall not hold yourself as in any way authorised to bind the Company. In particular, you shall not pledge the credit of the Company nor sign any documents, enter any agreements or make any promise on behalf of the Company unless the same shall have been expressedly or impliedly authorised by the Board.

15	Without prejudice to the generality of the foregoing, and in addition to the provisions of clause 6.3 of the Subscription Agreement, the Company may by notice in writing immediately terminate the arrangements set out herein if you shall:

•	be in breach of any terms of this letter which in the case of a breach capable of remedy is not remedied by you within 21 days of receipt by you of a notice from the Company specifying the breach and requiring it to be remedied;

•	be incompetent, guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of your obligations under this letter; and

•	fail or refuse after a written warning to carry out the duties reasonably and properly required of you under this letter.

Upon termination of the arrangements in this letter for whatever reason (including in accordance with clause 6.3 of the Subscription Agreement) you shall at the request of the Board and without claim for compensation but on reimbursement of any costs and expenses due to you previously approved by a director of the Company forthwith resign from office as a director of the Company and the Company is irrevocably authorised to appoint a nominee to act on your behalf to execute all documents and to do all things necessary to give effect to this provision.

16	If you cease to be a director and no other director representing Baxter is appointed pursuant to the Subscription Agreement you will promptly deliver up to the Company all lists of clients or customers and all other documents, papers and records which may have been prepared by you or have come into your possession as a non-executive director of the Company. You shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.

17	The arrangements set out in this Letter shall be governed by English Law and the English Courts shall have exclusive jurisdiction over any claim or dispute arising under this Letter.

Please indicate your acceptance of this offer by signing and returning the enclosed copy.

Yours sincerely

for and on behalf of
Acambis plc

I accept appointment as a non-executive director of the Company on the terms of the above letter.

Victor Schmitt

Date 5 December 2000